Exhibit 99.3

“Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations”

BUENOS AIRES, November 11, 2019

Notice: CPSA-GG-N-0588/19-AL

Bolsas y Mercados Argentinos S.A.

Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Ladies and Gentlemen,

Pursuant to the section mentioned above, we inform that on November 11, 2019, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended September 30, 2019. Moreover, it acknowledged the corresponding reports by the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the nine-month period ended September 30, 2019:

ARS 000
Income(loss) for the period
attributable to shareholders of the Company	7,022,198
attributable to non-controlling shareholding	(460,416)
Total income(loss) for the period- Income	6,561,782

2.
Other comprehensive income for the nine-month period ended September 30, 2019:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total of other comprehensive income for the period	-

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3.
Total comprehensive income for the nine-month period ended September 30, 2019:

ARS 000
Net comprehensive income for the period
attributable to shareholders of the Company	7,022,198
attributable to non-controlling shareholding	(460,416)
Total net comprehensive income for the period- Income	6,561,782

4.
Statement of shareholders’ equity details divided in items and amount as at September 30, 2019:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	16,325,973
Statutory Reserve	2,129,200
Optional Reserve	24,728,144
Retained earnings	-
Income (loss) for the period	7,022,198
Non-controlling shareholding	356,585
Total	52,076,122

attributable to shareholders of the Company	51,719,537
attributable to non-controlling shareholding	356,585

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

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